

Offering Statement for Foreland Refining Corporation ("Foreland Refining")

Foreland Refining Corporation ("Foreland Refining," the "Company," "we," or "us"), a Texas corporation originally incorporated as Petro Source Refining, Inc. on May 29, 1998, is conducting the following offering:

Up to $1,235,000 in Series A 10% Redeemable Preferred Stock at $100.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 100 shares of Series A 10% Redeemable Preferred Stock
Offering Maximum: $1,235,000 | 12,350 shares of Series A 10% Redeemable Preferred Stock
Type of Security Offered: Series A 10% Redeemable Preferred Stock
Purchase Price of Security Offered: $100.00 per Share
Minimum Investment Amount (per investor): $1,000.00

Preferred Dividend: The Series A 10% Redeemable Preferred Stock ("Preferred Shares" or "Securities") will carry an annual dividend payment of ten percent (10%). The dividend on the Preferred Shares shall accrue, beginning from the date of issuance. Dividends shall be computed on the basis of the actual number of days elapsed and a 365-day year. The dividends shall accrue and be paid to the holder of the Preferred Shares within fifteen (15) days of the end of each calendar year. The Preferred Shares will be senior preferred equity of the Company and contain customary provisions restricting the payment of dividends on, and the repurchase of, junior and pari passu equity at any time when all dividends on the Preferred Shares have not been paid in full in cash.

Conversion: The Preferred Shares are not convertible into shares of the Company's common stock.

Voting Rights of the Preferred Shares: The Preferred Shares do not have any voting rights. However, the Preferred Shares shall have consent rights with respect to (i) taking actions adversely affecting the rights, preferences and privileges of the Preferred Shares (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Preferred Shares.

Royalty: Holders of the Preferred Shares shall receive a royalty of $0.75 (for every $1 million of Preferred Shares, or part thereof) per barrel of crude oil refined and sold by the Company at all times while the Preferred Shares are outstanding ("Royalty Payment"). The Royalty Payment shall be paid to the holders of the Preferred Shares within thirty (30) days of the Company annual financial statements being audited and filed with the SEC as part of its parent company's, Sky Quarry Inc. ("Sky Quarry" or "Parent Company"), obligations to file a Form 10-K with the SEC ("Royalty Payment Date"). The amount of the annual Royalty Payment shall not exceed an aggregate return of more than twenty-five percent (25%) per annum to the holders of the Preferred Shares, inclusive of the annual 10% Preferred Dividend.

Redemption: The Preferred Shares shall be redeemed by the Company on the date that is five (5) years after the date of issuance ("Automatic Redemption Date") at a price equal to the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date between the date of issuance and the date that is: (i) thirty-six (36) months thereafter, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 110% of the Liquidation Preference; (ii) between thirty-six (36) months and forty-eight (48) months after the issuance of the Preferred Shares, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 105% of the Liquidation Preference; or (iii) between forty-eight (48) months after the issuance of the Preferred Shares and the Automatic Redemption Date, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 103% of the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date, the holder of the Preferred Shares shall be entitled to their Royalty Payment through the date of redemption.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000 by September 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount

of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

PicMii Crowdfunding LLC ("PicMii") is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed herein are being offered by, and all information included in this document are the responsibility of, the Company. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:

https://forelandrefinery.skyquarry.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Foreland Refining Corporation

US Hwy 6, Currant, NV 89301

Eligibility

2. The following are true for Foreland Refining Corporation:

1. **Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.**
2. **Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.**
3. **Not an investment company registered or required to be registered under the Investment Company Act of 1940.**
4. **Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).**
5. **Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).**
6. **Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title:

Marcus Laun: EVP and Director

Mr. Laun's primary position is with Sky Quarry, Inc.

Employee Background:

Mr. Laun has been our EVP and a Director since September 2022. Mr. Laun has been the EVP and a Director of our parent company, Sky Quarry Inc. (Nasdaq Symbol: SKYQ) since May 2022. Mr. Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. Mr. Laun has served as CEO of GrowthCircle.com from May 2013 to present, a media company specializing in the production and distribution of short films for corporate clients. Mr. Laun also serves as CEO of Geopulse Exploration since August 2017 to present and served as vice president of corporate finance for Net Cents Technology, Inc from April 2020 through December 2020.

His experience includes advising and investing in an organic food brand company which eventually sold for $250mm. He has in-depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with over 10,000 titles. Mr. Laun has also advised and raised capital for companies in the solar, wind, oil and gas and alternative fuel industries.

His extensive expertise in financing, which qualifies him to be a director, culminated as a Managing Director for Knight Capital Group (the largest market-maker of equities in the U.S.) where he managed syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell, and an MBA from Columbia University.

3-Year Work History

EVP and Director | Foreland Refining | Sept 2022 – present

EVP and Director | Sky Quarry | May 2020 – present

Founder, Executive VP | Geopulse Exploration, Inc. | Aug 2017 – present

CEO | Growth Circle | June 2013 – present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>**Principal Security Holder Name:**</u>

SKY Quarry Inc.

Number of Shares of Common Stock Owned:

1,000

Security Class:

Common Stock

Voting Power:

100% ownership

*No individuals in SKY Quarry Inc. have over 20% or more voting power in the entity which would give them, individually, 20% or more voting power in Foreland Refining Corporation.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

Foreland Refining Corporation is currently Nevada's only crude oil refinery (we refer to the refinery herein as the "Foreland Refinery"), running for over 20 years near Ely, NV on a 40-acre site. **It produces naphtha, diesel, asphalt, and vacuum gas oil with a capacity of 5,000 barrels per day (495,000 barrels annually)**. California's looming refinery shutdowns, tight regulations, and potential tariffs threaten fuel supply, as it delivers 88% of Nevada's and 33% of Arizona's fuel. **We believe that Foreland's local refining mitigates rising costs and disruptions, fueling Nevada's growing industries like mining while driving a sustainable, profitable energy model.**

Problem:

The Western U.S. is on the brink of a fuel supply crisis as California's refinery shutdowns, stringent regulations, and potential tariffs on imported crude threaten to disrupt the region's energy stability. **California currently supplies 88% of Nevada's fuel and 33% of Arizona's, but its refineries—hamstrung by unprofitable environmental standards—face output cuts, jeopardizing price stability and economic growth.** Without a reliable local refining alternative, businesses, industries like Nevada's booming mining sector, and consumers risk soaring costs, operational chaos, and heightened vulnerability to supply shocks, amplifying the urgent need for a regional solution.

Solution:

As Nevada's only crude oil refinery, **we believe that the Foreland Refinery is primed to tackle the Western U.S.'s looming fuel crisis with a capacity of 5,000 barrels per day, with its planned scale up of production in 2025.** Operating as a wholly-owned subsidiary of Sky Quarry, an innovative energy solutions company, Foreland intends to leverage heavy oil when available from Sky Quarry's Utah-based PR Spring facility—derived from asphalt shingle recycling— with a goal of **boosting its output beyond Foreland Refinery's historical 485,000 barrels annually, previously capped by limited heavy oil access.** We believe that this strategic move will stabilize fuel availability, strengthen regional energy security, and support Nevada's growing industries like mining, offering a sustainable, local lifeline against California's faltering refinery output.

Business Model:

We believe that the business model at our Foreland Refinery is a masterstroke of local ingenuity, refining crude and heavy oil on-site to produce sustainable fuels like naphtha, diesel, asphalt, and vacuum gas oil, all while fortifying fuel security across the Western U.S. Operating as Nevada's only refinery with a 5,000-barrel-per-day capacity, we plan to tap into Sky Quarry's innovative heavy oil supply from asphalt shingle recycling to ramp up production in

2025, meeting surging demand from industries like mining. We believe that this localized approach not only slashes reliance on California's shaky fuel supply but also has the ability to position Foreland as a dominant, eco-conscious player in the energy market, blending profitability with a greener future.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our recurring losses from operations raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We sustained losses from operations of $6,908,688 and $515,811 for the years ended December 31, 2024 and 2023, respectively. Accordingly, we have concluded that substantial doubt exists regarding our ability to continue as a going concern. Our unaudited consolidated financial statements for the year ended December 31, 2024 have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to our ability to operate on a going concern basis. In its report on our consolidated financial statements for the years ended December 31, 2024 and 2023, our independent registered public accounting firm included an explanatory paragraph stating that the Company has realized losses for the past two years and may continue to generate losses. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations, which would have a material adverse effect on our operations.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our

financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We have outstanding debt that is past due and we are not currently making full payments to certain of our lenders pursuant to outstanding loan and merchant cash advance agreements which could result in our lenders declaring the loans to be in default.

We have outstanding debt in the amount of approximately $5,294,824 that is currently past due. Foreland is party to a loan agreement with LendSpark Corporation, or LendSpark, and a merchant cash advance agreement with Libertas Funding LLC, or Libertas. At present, Foreland is making reduced payments to both LendSpark and Libertas. These payments continue to decrease the outstanding balances owed under the agreements; however, making less than the full required payments constitutes a breach of the respective agreements.

As part of these agreements, Foreland has pledged all of its assets as collateral. Consequently, LendSpark or Libertas could declare a default and initiate foreclosure proceedings on Foreland's assets. Such an action would materially adversely impact our operations.

In the event of foreclosure, it is likely that our ability to continue operations would be compromised, which could result in the loss of your entire investment and could require us to pursue bankruptcy protection.

Current management has only operated the Foreland Refinery since September 30, 2022 and has a limited operating history upon which you can evaluate our performance and we have a history of losses. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated on May 29, 1998. On September 30, 2022, Sky Quarry acquired Foreland Refining and as a result current management has only had operational control of that facility for less than three years. The likelihood of our creation of a viable business must be considered in light of the recent losses sustained by the Company, declining revenues, as well as problems, expenses, difficulties, complications, and delays frequently encountered in connection with the integration of a newly acquired operating business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future, if at all.

You should consider our business, operations, and prospects in light of the risks, expenses, and challenges facing our company in its early stages.

Our future operating results will depend on many factors, including but not limited to:

- our ability to raise adequate working capital;

- the success of the development of our facilities;

- the level of our competition;

- the New York Mercantile Exchange West Texas Intermediate Crude Oil spot contract (an oil price benchmark that is central to global commodities trading and is used to forecast energy input and commodity sale prices), or WTI, market;

- our ability to continue to integrate and manage the Foreland Refinery and its operations;

- our ability to attract and maintain key management and employees; and

- our ability to efficiently develop and produce sufficient quantities of saleable products from crude products and waste asphalt shingles in a highly competitive and speculative environment while maintaining quality and controlling costs.

We depend on several significant customers, and a loss of one or more significant customers could adversely affect our results of operations.

For the year ended December 31, 2024, three customers accounted for approximately 35%, 23% and 22%, respectively, of our total net sales, and for the year ended December 31, 2023, these customers accounted for approximately 33%, 17% and 14%, respectively, of our total net sales. These customers do not have any ongoing commitment to purchase our products. The loss of or a sustained decrease in demand by any one of these customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations. In addition, should any of these large customers default in their obligations to pay, our results of operations and cash flows could be adversely affected which could cause the value of your investment to be materially adversely affected.

We depend on several principal suppliers for the majority of our crude oil. A disruption in supply or a change in our relationship with any one of them could adversely affect our business, financial condition and results of operations.

We have historically purchased certain key raw materials from a limited number of suppliers. For the year ended December 31, 2024, three vendors accounted for 20%, 13%, and 11% respectively, of our supply of crude oil and other petroleum fuel operational inputs, and for the year ended December 31, 2023, five vendors accounted for 18%, 15%, 13%, 12% and 10%, respectively, of our supply of crude oil and other petroleum fuel operational inputs. A change of vendors, a disruption in supply or a significant change in pricing with any of these suppliers could have a material adverse effect on our business, financial condition and results of operations which could cause the value of your investment to be materially adversely affected.

Our future success is dependent on the continued service of our management team.

Our future success is dependent, in a large part, on retaining the services of our current management team. Our executive officers possess a unique and comprehensive knowledge of our industry, our technology and related matters that are vital to our success within the industry. The knowledge, leadership and technical expertise of these individuals would be difficult to replace and the loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long-term business strategy. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

We have entered into financing arrangements that contain covenants that could limit our ability to engage in certain transactions.

We have entered into financing arrangements with lenders that contain covenants that could limit our ability to engage in specified types of transactions. These covenants may limit our ability to, among other things, consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

A breach of any of the covenants with our lenders could result in a default under the terms of the financings in which the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable and foreclose on substantially all of our assets which are secured by such financing arrangements. Furthermore, if our current secured financial obligations are repaid, we may need to pledge all of our assets as collateral to secure additional financing in the future. In the event that any of our lenders foreclose on our assets the value of your investment will be materially adversely affected.

Acquisition opportunities may present themselves that in hindsight did not achieve the positive results anticipated by our management.

From time to time, acquisition opportunities may become available to us. Those opportunities may involve the acquisition of specific assets, such as intellectual property or inventory, or may involve the assumption of the business operations of another entity. Our goal with any future acquisition is that any acquisition should be able to contribute neutral to positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to us after integration. To effect these acquisitions, we will likely be required to obtain lender financing or issue additional shares of stock in exchange for the shares of the target entity. If the performance of the acquired assets or entity does not produce positive results for us, the terms of the acquisition, whether it is interest rate on debt, or additional dilution of stockholders, may prove detrimental to our financial results which could cause the value of your investment to be materially adversely affected.

Environmental and regulatory compliance may impose substantial costs on us.

Our operations are subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.

Our activities are subject to extensive laws and regulations governing our remediation activities, as well as those governing exports, taxes, labor standards, occupational health, waste disposal, land use, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. Generally, our activities and operations are subject to risks and liabilities associated with pollution of the environment and disposal of any waste products. Compliance with these laws and regulations may impose substantial costs on us and may subject us to potential liabilities. In addition, should there be changes to existing laws or regulations, our competitive position within the industry may be adversely affected, as many industry players may have greater resources than we do.

We may be exposed to third party liability and environmental liability in the operation of our business.

Our operations could result in liability for personal injuries, property damage, discharge of hazardous materials, remediation and clean-up costs and other environmental damage. We could be liable for environmental damages caused by previous owners. As a result, we may incur substantial liabilities to third parties or governmental entities, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. The release of harmful substances in the environment or other environmental damages caused by our activities could result in us losing our operating and environmental permits or inhibit us from obtaining new permits or renewing existing permits. Accordingly, we could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including proprietary techniques, processes, and intellectual property, as well as closely-held economic models, to develop our plans and estimates and to guide our development, processing, and production activities. We will be required to continually enhance and update our technologies in order to maintain their efficacy and to avoid obsolescence. As such, our business may carry with it a greater degree of technological risk than other projects that employ commercially proven technologies. If major process design changes are required, the costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired. Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than if we were technology more efficient.

Risks Related to Oil Refining and Fuels Production

Volatility in crude oil and wholesale diesel prices affect our business, financial condition and results of operations.

Wholesale diesel prices are directly related to, and fluctuate with, the price of crude oil. Volatility in the price of crude oil, and subsequently wholesale fuel prices, is caused by many factors, including general political, regulatory and economic conditions, acts of war, terrorism or armed conflict, instability in oil producing regions, particularly in the Middle East and South America, refinery capacity and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations. In addition, the supply of fuel and our wholesale purchase costs could be adversely affected in the event of a shortage or oversupply of product, which could result from, among other things, the Russian invasion of Ukraine and the sanctions imposed on Russia and other countries, interruptions of fuel production at oil refineries, new supply sources, and sustained increases or decreases in global demand for diesel fuels. Significant increases and volatility in wholesale fuel prices could result in lower gross profit, as an increase in the retail price of motor fuel could impact consumer demand for diesel and could result in lower wholesale fuel gross profit dollars. As the market prices of crude oil, and, correspondingly, the market prices of

wholesale fuels, experience significant and rapid fluctuations, we attempt to pass along wholesale price changes to our customers; however, we are not always able to do so immediately. The timing of any related increase or decrease in sales prices is affected by competitive conditions in our market areas. As such, our revenues and gross profit can increase or decrease significantly and rapidly over short periods of time and potentially adversely impact our business, financial condition, and results of operations. The volatility in crude oil and wholesale fuel costs and sales prices makes it extremely difficult to forecast future gross profits or predict the effect that future wholesale costs and sales price fluctuations will have on our operating results and financial condition.

A significant decrease in demand for diesel and gasoline, including increased consumer preference for alternative fuels or improvements in fuel efficiency, in the areas we serve would materially affect our revenues and profitability.

The Energy Information Administration of the U.S. Department of Energy projects that U.S. motor gasoline consumption will decline at an average rate of 1.1% per year between 2012 and 2040 as improvements in fuel efficiency are expected to outpace increases in miles driven. A significant decrease in demand for these products in the areas we serve could significantly reduce our revenues. Our revenues are dependent on various trends, such as trends in consumer disposable income, the trucking industry, and travel in our market areas, and these trends can change. Regulatory action, including government-imposed fuel efficiency standards, may also affect demand for these fuels. Because certain of our operating costs and expenses are fixed and do not vary with the volumes of products we distribute, our costs and expenses might not decrease notably or at all should we experience such a reduction. As a result, we may experience declines in our profit margin if our fuel distribution volumes decrease.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative products could reduce demand for the conventional petroleum-based fuels we currently produce. Additionally, a shift toward electric, hydrogen, natural gas or other alternative-power vehicles could fundamentally change our customers' shopping habits or lead to new forms of fueling destinations or new competitive pressures.

New technologies have been developed and governmental mandates have been implemented to improve fuel efficiency, which may result in decreased demand for petroleum-based fuel. On March 20, 2024, the EPA finalized stricter emissions standards for light- and medium-duty vehicles starting with Model Year 2027, building on the greenhouse gas rules set in 2021 for Model Years 2023–2026, which some manufacturers may meet by increasing fuel efficiency or increasing the prevalence of zero-emissions vehicles in their fleets. This could result in a reduction in demand from our wholesale customers, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The industries in which we operate are subject to seasonal trends, which may cause our operating costs to fluctuate, affecting our cash flow.

We typically experience more demand for diesel in the late spring and summer months than during the fall and winter. Travel, farming, recreation and construction are typically higher in these months in the market areas in which we operate, increasing the demand for fuel that we sell and distribute. Therefore, our revenues and cash flows are typically higher in the second and third

quarters of our fiscal year. As a result, our results from operations may vary widely from period to period, affecting our cash flow.

Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities that could exceed current expectations.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the release, disposal or discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection.

There is an inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons and other hazardous substances and wastes, as a result of air emissions related to our operations. Spills or other releases of regulated substances, including such spills and releases that occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations. Under certain of such laws and regulations, we could be held strictly liable for the removal or remediation of previously released hazardous materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the trucking industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general in addition to our own results of operations, competitive position or financial condition. To the extent laws are enacted or other governmental action is taken that restricts development or imposes more stringent and costly operating, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

A climate-related decrease in demand for crude oil could negatively affect our business.

Supply and demand for crude oil is dependent upon a variety of factors, many of which are beyond our control. These factors include, among others, the potential adoption of new government regulations, including those related to fuel conservation measures and climate change regulations, technological advances in fuel economy and energy generation devices. For example, legislative, regulatory or executive actions intended to reduce emissions of greenhouse gases could increase the cost of consuming crude oil, thereby potentially causing a reduction in the demand for this product. A broader transition to alternative fuels or energy sources, whether resulting from potential new government regulation, carbon taxes or consumer preferences could result in decreased demand for products like crude oil. Any decrease in demand could consequently reduce demand for our services and could have a negative effect on our business.

Our business operations may be materially adversely affected by negative impacts to the global economy, capital markets, or other geopolitical conditions resulting from economic uncertainty, armed conflicts, acts of terrorism, political unrest or health epidemics.

During the last several years, the global supply and demand for crude oil has experienced periodic downturns and sustained volatility, impacted by such factors as the COVID-19 pandemic and recovery, Russia's invasion of Ukraine and the related sanctions imposed on Russia, the ongoing conflict in Israel and the Gaza Strip and the ensuing conflict in the Middle East, the global response to such conflicts, supply chain constraints and rising interest rates and costs of capital. Furthermore, the United States experienced a significant inflationary environment in 2022 that, along with international geopolitical risks, has caused oil and gas prices to retreat from their earlier highs in 2022 and has created further volatility. In 2023, OPEC announced production cuts to reduce the global oil supply, and in December 2024, OPEC announced that it will extend such cuts through March 2025 and expects to gradually phase out such cuts through September 2026. The actions of OPEC with respect to oil production levels and announcements of potential changes in such levels, including agreement on and compliance with production cuts, may result in further volatility in commodity prices and the oil industry in general.

Our business, financial condition and results of operations could be materially and adversely affected by further negative impact on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen. Any such disruptions may also magnify the impact of other risks described herein.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will be restricted from resale under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment decisions of the Company. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the officers and directors to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may not be able to make the redemption payments to Investors and Investors may have to hold the Securities indefinitely.

The terms of the Preferred Shares require the Company to redeem the outstanding liquidation amounts due to Investors on the date that is five years after the date of issuance of the Preferred Shares, and the Company may not have the financial ability to redeem such Preferred Shares. As a result, Investors may be required to hold onto the Preferred Shares for an indefinite period of time.

The Securities may be substantially different from other securities offered or issued by the Company.

The Securities may be materially different from the other securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders have been paid in full. Holders of the Preferred Shares cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Claims of U.S. civil liabilities may not be enforceable against our management.

Certain members of our board of directors and senior management are residents of Canada, and many of the assets of such persons are located outside of the United States. As a result, it may not be possible to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States.

The United States and Canada do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Canada. In addition, uncertainty exists as to whether Canadian courts would entertain original actions brought in the United States against our Canadian directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of Canada as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Canadian court gives judgment for the sum payable under a U.S. judgment, the Canadian judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Canadian court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against our officers or directors who are residents of Canada.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	100
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	100
Maximum Amount of the Securities Offered	12,350
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	12,350
Price Per Security	$100.00
Minimum Individual Purchase Amount	$1,000.00
Offering Deadline	September 30, 2025
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Foreland Refining Corporation ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the funding amount raised from $0-$500,000, 4.0% of the funds raised from $500,001-$1,000,000, and 3.5% of the funds raised in excess of $1,000,000 of the value of the Securities sold through Regulation CF, a $1,500 up-front fee and reimbursement for escrow costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, materials or otherwise, occurring after a closing, will only impact investments which have not yet closed.

In the event the Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$490.00	4.27%	$52,734.50
Working Capital and General Corporate Purposes	95.10%	$9,510.00	95.73%	$1,182,265.50
Total	**100%**	**$10,000.00**	**100%**	**$1,235,000.00**

 *We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities").   The Company's transfer agent, Colonial Stock Transfer will issue digital Securities in the investor's name (a paper certificate will not be printed), will maintain the shareholder list of Securities and will manage the Securities ownership list and the issuance and transfers of Securities electronically.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering. PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering

and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $1,235,000 in Series A 10% Redeemable Preferred Stock at $100.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 100 shares of Series A 10% Redeemable Preferred Stock
Offering Maximum: $1,235,000 | 12,350 shares of Series A 10% Redeemable Preferred Stock
Type of Security Offered: Series A 10% Redeemable Preferred Stock
Purchase Price of Security Offered: $100.00 per Share
Minimum Investment Amount (per investor): $1,000.00

Preferred Dividend:	The Preferred Shares will carry an annual dividend payment of ten percent (10%). The dividend on the Preferred Shares shall accrue, beginning from the date of issuance. Dividends shall be computed on the basis of the actual number of days elapsed and a 365-day year. The dividends shall accrue and be paid to the holder of the Preferred Shares within fifteen (15) days of the end of each calendar year. The Preferred Shares will be senior preferred equity of the Company and contain customary provisions restricting the payment of dividends on, and the repurchase of, junior and pari passu equity at any time when all dividends on the Preferred Shares have not been paid in full in cash.
Conversion:	The Preferred Shares are not convertible into shares of the Company's common stock.
Voting Rights Series A Preferred Shares:	The Preferred Shares do not have any voting rights. However, the Preferred Shares shall have consent rights with respect to (i) taking actions adversely affecting the rights, preferences and privileges of the Preferred Shares (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Preferred Shares.

Royalty:	Holders of the Preferred Shares shall receive a royalty of $0.75 (for every $1 million of Preferred Shares, or part thereof) per barrel of crude oil refined and sold by the Company at all times while the Preferred Shares are outstanding ("Royalty Payment"). The Royalty Payment shall be paid to the holders of the Preferred Shares within thirty (30) days of the Company's annual financial statements being audited and filed with the SEC as part of its parent company's, Sky Quarry Inc. ("Sky Quarry" or "Parent Company"), obligations to file a Form 10-K with the SEC ("Royalty Payment Date"). The amount of the annual Royalty Payment shall not exceed an aggregate return of more than twenty-five percent (25%) per annum to the holders of the Preferred Shares, inclusive of the annual 10% Preferred Dividend.
Redemption:	The Preferred Shares shall be redeemed by the Company on the date that is five (5) years after the date of issuance ("Automatic Redemption Date") at a price equal to the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date between the date of issuance and the date that is: (i) thirty-six (36) months thereafter, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 110% of the Liquidation Preference; (ii) between thirty-six (36) months and forty-eight (48) months after the issuance of the Preferred Shares, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 105% of the Liquidation Preference ; or (iii) between forty-eight (48) months after the issuance of the Preferred Shares and the Automatic Redemption Date, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 103% of the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date, the holder of the Preferred Shares shall be entitled to their Royalty Payment through the date of redemption.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000 by September 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The Preferred Shares do not have any voting rights. However, the Preferred Shares shall have consent rights with respect to: (i) taking actions adversely affecting the rights, preferences and privileges of the Preferred Shares (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Securities.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	100,000	1,000	N/A	N/A	Yes
Series A Preferred Stock	75,000	-0-	N/A	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors in this Offering will not experience dilution in their investment as the Preferred Stock is not convertible into equity securities of the Company.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No. Common Stock has voting rights and Preferred Stock has no voting rights. The Company is offering Preferred Stock for this offering.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the

company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; or (c) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The Preferred Stock has protective provisions with respect to the payment of dividends and upon the liquidation of the Company. Additionally, the Company is prohibited from issuing preferred stock with rights that are superior to or parri passu with the Preferred Stock without eighty percent (80%) or more of the holders of the Preferred Stock approving any such issuance.

As a result, the Company does not believe that there is a risk to holders of Preferred Stock that the Company will issue new classes of preferred stock with rights that will adversely affect the holders of the Preferred Stock being sold in this Offering. Additionally, the sale of shares of the Company's common stock will not adversely affect the rights of holders of the Preferred Stock to collect dividends due to them, as no dividends on common stock may be declared or paid without all of the dividends due to holders of the Preferred Stock and all Royalty Payments being paid. However, the payment of dividends to the common stockholders could reduce the amount of cash available for future dividends payable to holders of Preferred Stock or Royalty Payments due to holders of Preferred Stock.

Other than the redemption of the Preferred Stock, the Company is prohibited from repurchasing any shares of its capital stock at all times while the Preferred Stock is outstanding.

Upon any sale of the Company or of its assets, all amounts due and outstanding on the Preferred Stock, including accrued dividends and Royalty Payments, shall be repaid in full, as a result the Company does not believe that a sale of the Company or its assets is a risk to holders of the Preferred Stock.

As the Preferred Stock contains protective provisions for the holders thereof, the Company does not believe that transactions with related parties pose a risk to the holders of Preferred Stock.

23. Describe the material terms of any indebtedness of the issuer:

The Company has recorded related party debt of $8,180,521 owing to its parent company, incurred in connection with the initial acquisition, and funding provided to service other debt obligations. This non-arm's length financing reflects the parent's ongoing role in supporting the Company's liquidity and financial stability.

On December 21, 2022, the Company entered into an Invoice Purchase and Security Agreement and Inventory Finance Rider with an accounts receivable lender. Under the agreement, the lender advances 85% of purchased receivables and holds a security interest in Foreland's assets up to the amount of those receivables. The Rider also secures letters of credit for crude oil purchases, backed by the Company's petroleum inventory. Advances accrue interest at the WSJ Prime Rate + 2.25% annually, with a 0.17% monthly collateral monitoring fee. The amount outstanding under this agreement is approximately $1,260,727.

The Company is party to five agreements related to the sale of future revenues with Libertas Funding, LLC ("Libertas"). The agreements contain substantially the same terms and conditions, repayment of 20% of the invoice amount on a weekly basis and granting a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. Interest and discounts related to the agreements are amortized to expense over the estimated term of the agreements, which is anticipated to be between 10 to 12 months from the funding of each agreement. These amounts due under these agreements are currently past due, however, the Company continues to make reduced payments to Libertas on a weekly basis. The remaining amount due under these agreements is approximately $4,232,187.

Between June 2023 and May 2024, the Company entered into four secured business loan agreements with Lenderspark Corporation ("Lendspark"). Each loan was secured by all of the Company's assets and structured with fixed weekly repayment terms. Three of the loans required repayment over 44 equal weekly installments, while one loan was structured with 40 equal weekly payments. The initial loan was fully repaid in 2024, and one subsequent loan was refinanced and replaced with a new agreement. These loans are currently past due, however, the Company continues to make reduced payments to Lendspark on a weekly basis. The remaining amount due under these agreements is approximately $1,062,637.

24. What other exempt offerings has the Company conducted within the past three years?

The Company has not performed any other exempt offerings within the previous three years.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During the year ended December 31, 2024, the Company received a capital contribution from its parent company, Sky Quarry Inc ("SQI"), in the amount of $5,302,944. The contribution was made in the form of cash and was recorded as a non-current liability. This contribution was made to support the Company's operations and improve its liquidity position. There were no services or goods exchanged in relation to this contribution, and it does not represent revenue under generally accepted accounting principles (GAAP). The total balance due to the parent company was $8,180,521 and $2,877,577 as of December 31, 2024 and 2023, respectively.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue
Foreland Refining Corporation was incorporated in 1998 and has a long operating history. In 2023, the company had revenues of $50,731,83 but revenues decreased to $23,364,188 in 2024.

Expenses

For 2024, Operating expenses amounted to $1,560,686, with $1,468,795 coming from general and administrative expenses compared to $538,809 2023 Operating expenses. The big difference from 2023 to 2024 is from a jump in the general and administrative expenses.

Historical results and cash flows:
The Company currently has cash of $8,377 and was primarily generated from revenue. In 2025, they plan to raise additional funding to continue scaling their operation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of year-end 2024, the Company had $8,377 cash-on-hand compared to $2,808 in 2023. They also had assets totaling $14,750,555 in 2024 compared to $18,389,502 in 2023. The difference in assets is due to a decrease in restricted cash and accounts receivables.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A.

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been

or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of: i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder? ii. Section 5 of the Securities Act?**
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Foreland Refining Corporation answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Reviewed Financial Statements: Exhibit A

Campaign Page: Exhibit B

Subscription Agreement: Exhibit C

Certificate of Designation of Series A Preferred Stock: Exhibit D

Articles of Incorporation: Exhibit E

Bylaws: Exhibit F

Exhibit A

Reviewed Financial Statements

Exhibit B

Campaign Page

Exhibit C

Subscription Agreement

Exhibit D

Certificate of Designation Series A Preferred Stock

Exhibit E

Articles of Incorporation

Exhibit F

Bylaws